June 18, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-10763)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, PogoTec, Inc. (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-10694), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), publicly filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2017 and qualified by the Commission on February 12, 2018. The Offering Statement relates to the public offering of shares of the Company’s common stock.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that the consummation of the public offering of its common stock cannot be completed at this time. No shares of common stock have been sold. The Company has since returned all offering proceeds received from investors in the common stock, and, therefore, no shares of common stock have been sold.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

 Sincerely,

/s/ Brendan Sheil

Brendan Sheil

Chief Executive Officer